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               COMPANY UNDERTAKING IN LIEU OF OPINION OF COUNSEL



         The Company has submitted or will submit the Plan and any amendment thereto to the Internal Revenue Service ("IRS") in a timely manner and has made or will make all changes required by the IRS in order to maintain the continued qualification of the Plan under Section 401 of the Internal Revenue Code.































                                  EXHIBIT 5(b)